SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                               RYANAIR LAUNCHES DUBLIN SUMMER 2015 SCHEDULE

                     3 NEW ROUTES TO BRUSSELS ZAV, COLOGNE, GLASGOW INTL

Ryanair, Ireland's favourite airline, today (27 Aug) launched its Dublin summer 2015 schedule with 3 new routes to/from Brussels Zaventem, Cologne and Glasgow Intl, as well as increased frequencies on 12 other routes, which will deliver over 9.2m customers p.a. and support 9,200* "on-site" jobs at Dublin Airport.

Ryanair's Dublin summer 2015 schedule will deliver:

• 3 new routes: Brussels-Zaventem, Cologne & Glasgow Intl
• 81 Dublin routes in total
• More flights & improved schedules on 12 other routes
• 626 weekly return flights (up 10%)
• Over 900,000 new customers (9.2m customers p.a. in total)
• 9,200 "on-site" jobs p.a.

Ryanair is the first Irish airline to launch its summer 2015 schedule (3 months earlier than last year), with more routes, more flights, better timings and the lowest fares. Irish customers can choose from 81 routes from Dublin next summer, while enjoying allocated seating, a free second carry-on bag, reduced fees, a new website, a brand new app with mobile boarding passes, Family Extra and Business Plus, making Ryanair the ideal choice for families, business and leisure travellers.

Ryanair celebrated the launch of its Dublin summer 2015 schedule and 3 new routes by releasing 100,000 seats for sale across its European network, at prices from €19.99 for travel in September, October and November. These low fare seats are available for booking until midnight Thursday (28 Aug).

Ryanair's Chief Marketing Officer, Kenny Jacobs said:

"Ryanair is pleased to be the first Irish airline to launch its summer 2015 schedule, with 3 new Dublin routes to Brussels Zaventem, Cologne and Glasgow International,and increased frequencies on 12 other routes, with a total of 81 exciting summer routes to choose from, which will deliver 9.2m customers p.a. at Dublin, as we grow by 10%.

Irish consumers already choose Ryanair for our low fares, industry leading customer service and great route choice. Now they can also book their summer flights even earlier on our improved website and great new app, carry a free small 2nd carry-on bag, enjoy allocated seats, avail of our new Family Extra and Business Plus services, and use their personal electronic devices at all stages of their flight, as Ryanair continues to deliver so much more than just the lowest fares.

To celebrate the launch of our Dublin summer 2015 schedule and 3 new routes, we are releasing 100,000 seats on sale from €19.99 for travel in September, October and November, which are available for booking until midnight Thursday (28 Aug). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

*ACI research confirms up to 1,000 'on-site' jobs are sustained at international airports for every 1m passengers

ENDS

For further information
please contact:                     Robin Kiely                                           Joe Carmody
                                                Ryanair Ltd                                          Edelman Ireland
                                                Tel: +353-1-9451212                         Tel: +353-1-6789 333
                                                press@ryanair.com                            ryanair@edelman.com
                                               Follow us on Twitter: @Ryanair

3 New Dublin routes
Brussels Zav	1 x daily
Cologne	3 x daily
Glasgow Intl	1 x daily

                                                                                                                                       12 routes with extra frequencies
Berlin	5 pw to 1 x daily
Bratislava	5 pw to 1 x daily
Budapest	6 pw to 1 x daily
Fuerteventura	2 to 3 x weekly
Krakow	7 to 9 weekly
London Gatwick	4 to 5 x daily
London Stansted	7 to 8 x daily
Madrid	9 pw to 2 x daily
Milan	8 pw to 2 x daily
Prague	5 pw to 1 x daily
Riga	6 pw to 1 x daily
Rome C	1 to 2 x daily

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 27 August, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary